Exhibit 99.1

Parnassus Funds

Copy of Resolutions of Board of Trustees
Concerning Joint Fidelity Bond

Rule 17g-1(g)(1)(B)(ii) – Copy of the resolution of a majority of the board of trustees who are not “interested persons” of the Parnassus Funds approving the amount, type, form and coverage of the bond and the portion of the premium to be paid by the Parnassus Funds:

PARNASSUS FUNDS
PARNASSUS INCOME FUNDS

        MINUTES OF REGULAR MEETING OF COMBINED BOARDS OF TRUSTEES (Excerpts relating to renewal of Fidelity Bond and D&O for the period April 15, 2008 to April 15, 2009)

        March 19, 2008

        A regular meeting of the combined Boards of Trustees (the “Board”) of the Parnassus Funds and the Parnassus Income Funds was held, following notice duly given, on Wednesday, March 19, 2008, at 10:15 a.m. at the offices of Parnassus Funds and Parnassus Income Funds (the “Funds”), One Market — Steuart Tower, Suite 1600, San Francisco, California, immediately following the conclusion of the meeting of the combined Audit Committee of the Board.

        After discussion, upon motion duly made by Mr. Houston, seconded by Mr. Potter and unanimously carried, it was:

        RESOLVED, that the Investment Company Blanket Bond issued by ICI Mutual Insurance Company, in the form presented to this meeting, is hereby approved; and

        FURTHER RESOLVED, that the minimum amount of the coverage for the Investment Company Blanket Bond shall continue to be determined as provided in the regulations of the Securities and Exchange Commission, and that the Two Million Dollars ($2,000,000.00) current amount of such coverage shall be continued; and

        FURTHER RESOLVED, that for the Investment Company Blanket Bond covering Parnassus Investments and the Funds, Parnassus Investments shall pay 25% of the premiums, reserve premiums and cost of the letter of credit and shall provide 33 1/3% of the Bond Deposit and 33 1/3% of the fees for the related Letter of Credit with the balance to be allocated among the Funds and portfolios in accordance with their net assets; and

        FURTHER RESOLVED, that the amount of the regular coverage of the D&O/E&O insurance for the Funds and Parnassus Investments shall be Two Million Five Hundred Thousand Dollars ($2,500,000.00) and that the amount of the Independent Directors Safety Net Liability Policy shall be Five Hundred Thousand Dollars ($500,000.00); and

        FURTHER RESOLVED, that for the D&O/E&O Insurance, Parnassus Investments shall pay 50% of the premiums, with the balance to be allocated among the Funds and portfolios in accordance with their net assets; and

        FURTHER RESOLVED, that the Funds shall enter into a joint recovery agreement with Parnassus Investments, to be effective as long as the Funds and Parnassus Investments maintain a joint fidelity bond, providing that if a recovery is received under that bond as a result of a loss sustained by either or both Funds and Parnassus Investments, then each of the Funds shall be entitled to recover an equitable and proportionate share of the recovery according to their net assets, but at least equal to the amount which each Fund would have received had it provided and maintained a single insured bond with the minimum coverage required by Rule 17g-1. Both the Funds and Parnassus Investments shall be entitled to recover the entire face amount of the bond, but should the loss be more than the amount of the bond, then the Funds shall receive their pro-rata recoveries before Parnassus Investments receives any reimbursement; and

        FURTHER RESOLVED, that common expenses incurred by the Funds shall be allocated among the Funds and portfolios of the Funds based upon their relative net assets as of the end of the previous fiscal year.

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